Sun Life

Sun Life redeems Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures

TORONTO, ON – (August 13, 2024) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") announced today that it completed the redemption of all of its outstanding $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2024, Sun Life had total assets under management of $1.46 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Kim Race
Director
Corporate Communications
T. 416-779-4574
kim.race@sunlife.com

Investor Relations Contact:
David Garg
Senior Vice-President, Capital
Management and Investor Relations
T. 416-408-8649
david.garg@sunlife.com